Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Monmouth Real Estate Investment Corporation
(Commission File No.: 001-33177)

As previously disclosed, the virtual special meeting of shareholders of Equity Commonwealth (“EQC”) previously scheduled to be held on August 17, 2021 at 10:00 a.m., Eastern Time, has been rescheduled for August 24, 2021 at 10:00 a.m., Eastern Time. An updated proxy card reflecting the new date is filed herewith.

If you have any questions about the merger or how to submit your proxy, please contact EQC’s proxy solicitor D.F. King & Co., Inc., at (877) 783-5524.

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EQUITY COMMONWEALTH
TWO NORTH RIVERSIDE PLAZA
SUITE 2100
CHICAGO, IL 60606

AUTHORIZE YOUR PROXY BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on August 23, 2021. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/EQC2021SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

AUTHORIZE YOUR PROXY BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on August 23, 2021. Have your proxy card in hand when you call and then follow the instructions.

AUTHORIZE YOUR PROXY BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Equity Commonwealth, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Equity Commonwealth in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically by e-mail or over the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D58582-Z80854-S29129

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

EQUITY COMMONWEALTH

The Equity Commonwealth Board of Trustees Recommends You Vote "FOR" Proposals 1 and 2.

		For	Against	Abstain
1.	To approve the issuance of Equity Commonwealth's common shares in connection with the merger, pursuant to the Agreement and Plan of Merger dated as of May 4, 2021, as it may be amended from time to time, by and among Equity Commonwealth, Monmouth Real Estate Investment Corporation and EQC Maple Industrial LLC (f/k/a RS18 LLC); and **The Equity Commonwealth Board recommends you vote "FOR" Proposal 1.**	☐	☐	☐
2.	To approve one or more adjournments of the special meeting to another date, time or place, or format, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of Equity Commonwealth's common shares in connection with the merger **The Equity Commonwealth Board recommends you vote "FOR" Proposal 2.**	☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED "FOR" PROPOSALS 1 AND 2.

TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE PROXIES, IN THEIR DISCRETION, ARE AUTHORIZED TO VOTE AND OTHERWISE REPRESENT THE UNDERSIGNED ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name by authorized officer, indicating title. If a partnership, please sign in partnership name by authorized person indicating title.)

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date